Exhibit 99.1

SHANGPHARMA OPENS NEW PILOT PLANT FACILITY

SHANGHAI, January 14, 2011--(Business Wire)--ShangPharma Corporation (NYSE: SHP) ("ShangPharma" or the "Company"), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced commencement of operations on the initial phase of production at the Company’s Fengxian facility. This new multi-purpose pharmaceutical development and cGMP manufacturing facility is located in Fengxian in the suburbs of Shanghai, China. The state-of-the-art facility will operate as a wholly owned subsidiary of the Company under the name of China Gateway Pharmaceutical Development Co. Ltd., and will allow the Company to expand its service offering to process research and development, formulation research and development, analytical method development and validation, and cGMP manufacturing of intermediates and APIs.

This project represents ShangPharma’s growing capabilities in cGMP manufacturing. To date, ShangPharma has successfully developed client projects from the early discovery phase to the provision of materials for GLP Toxicology and Phase I Clinical trials. With the newly added capacity in the Fengxian plant, the Company will be able to support its clients’ projects all the way through Phase II and into Phase III development, depending on scale. The Company may further expand its manufacturing facilities if it experiences strong demand for commercial manufacturing of FDA- or EMEA-approved drugs.

The Fengxian facility includes a pilot plant that has six separate bays with reactor capacities ranging from 200 to 3,000 liters and other specialty bays with reactor capacities ranging from 50 to 2000 liters for high temperature, cryogenics, highly toxic and pressurized reactions, including hydrogenation. There are also two clean room suites rated at Class 100,000 for isolation, 10 kilo-labs suites for bothnon-cGMP and cGMP manufacturing as well as a large research and development laboratory for analytical, formulation and process development activities. In addition, there are separate buildings for utilities, materials management, warehouse storage and waste water treatment with room for further expansion to support commercial manufacturing activities.

Part of the new facility is dedicated to analytical support. Testing of raw materials, intermediates and final products will be carried out at the site. An independent quality assurance department ensures that materials are manufactured in accordance with cGMP requirements and that established standard operating procedures are followed.

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma's services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma Corporation
Lan Xie, VP of Finance and Operations
E-mail: IR@shangpharma.com

Christensen
In New York
Kimberly Minarovich, +917-533-3268
kminarovich@christensenir.com

or

In Hong Kong
Tip Fleming, +852-9212-0684
tfleming@christensenir.com